

May 21, 2012

<u>Via E-mail</u>
Mr. Calvin E. Jenness
Senior Vice President and Chief Financial Officer
Blount International, Inc.
4909 SE International Way
Portland, OR 97222-4679

      Re: Blount International, Inc.
               Form 10-K
               Filed March 13, 2012
               File No. 1-11549

Dear Mr. Jenness:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis, page 18</u>

<u>Operating Results, page 22</u>

1. We note from page 67 that foreign pre-tax income has been decreasing whereas domestic pre-tax income has been increasing. Please explain why in your response letter and in future filings.

<u>Critical Accounting Policies and Estimates, page 39</u>

2. We have made the following observations based on information in the Retirement Plans footnote:

- The $37,491 pension actuarial loss (page 73) is material to your 2011 other comprehensive loss;
- The $32,255 of actuarial losses (page 69) materially impacted the funded status of your pension plans; and
- The $5,703 actual return on plan assets (page 69) decreased significantly in 2011 and adversely impacted the funded status of your pension plans.

Since plan contributions are material to operating cash flows and liquidity, and since the $5,127 pension expense (page 73) is 10% of 2011 net income, in future filings, please disclose in MD&A any factors that materially impacted the funded status of your plans and/or OCI for each period presented. The expected future impact of these material factors should also be disclosed in MD&A, such as a potential decrease in the assumed return on plan assets. The existing critical accounting pension disclosures on pages 40-41 do not explain the adverse results that occurred in 2011.

Note 2: Acquisitions, page 56

3. We note from page 59 that SpeeCo's operating income for the twelve months ended July 31, 2010 was $8,174. Please provide us your significance tests pursuant to Rule 3-05 of Regulation S-X.

Schedule II, page 95

4. We note the inventory reserve critical accounting policy on page 39 and the related discussion on page 9 of the March 31, 2012 Form 10-Q. Please include this reserve activity in Schedule II in future filings.

Form 10-Q for the period ended March 31, 2012

Note 13: Segment Information, page 17

5. In future periodic filings in the segment footnote or in MD&A, please quantify depreciation and amortization expense by segment, as we note these amounts are material to segment operating results. Refer to Section 501.01 of the FRC.

6. We note your table of goodwill by reportable segment on page 18. Please revise future filings to provide a rollforward of goodwill by reportable segment for the periods presented. Refer to ASC 350-20-50-1.

Management's Discussion and Analysis, page 21

Operating Results, page 21

7. You state on page 22 that gross margin in the first quarter of 2012 was 27.7% of sales compared to 33.2% in the first quarter of 2011, and that acquisition accounting effects are

expected to be $16.0 million for all of 2012, similar to that of 2011. We note that gross margin has steadily declined for the five quarters ended March 31, 2012. On page 23 of the Form 10-K, you state that the decline in gross margin from 33.4% in 2010 to 30.8% in 2011 is primarily the result of the lower average gross margins of acquired businesses and the related acquisition accounting effects. Please revise future filings to address this downward trend and to describe the material factors impacting management's ability to reverse such trend. An appropriately quantified discussion relating to specific raw materials and specific product lines may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Refer to Item 303(a)(3)(ii) of Regulation S-K.

8. We note the operating loss of $3.7 million for the FRAG segment for the first quarter of 2012, compared to operating income of $1.1 million in the year-ago period. You state on page 24 that higher unit sales volume, including sales of recently acquired businesses, was "more than offset by increased acquisition accounting effects of $2.0 million, increased SG&A expenses of $7.6 million, primarily attributable to SG&A of the recently acquired businesses, and higher production and sourcing costs associated with supplier problems and the relocation of SpeeCo's assembly operations from Golden, Colorado to Kansas City, Missouri." Please tell us and revise future filings as necessary to separately quantify the "higher unit sales volume", "higher production and sourcing costs" and relocation costs, if known, and to disclose the nature of the supplier problems, including whether you expect such problems to continue to materially impact your operating results, and if so, for how long.

Financial Condition, Liquidity, and Capital Resources, page 25

9. We note the following regarding your accounts receivables and inventories:
    - You state on page 27 that the increase in accounts receivable reflects "higher sales levels in March 2012 compared with December 2011" and that the increase in inventories reflects "the buildup of components and certain other items in anticipation of the relocation of the SpeeCo assembly operations." However, we note a decrease in sales of 4.3% from December 31, 2011 to March 31, 2012.
    - Both the $11.5 million receivables buildup and $6.8 million inventory buildup adversely impacted your March 31, 2012 $1.4 million operating cash flow deficit.
    - The percentage of receivables to quarterly revenues increased from 50% at March 31, 2011 to 65% at March 31, 2012.
    - The percentage of inventories to cost of sales increased from 87% at March 31, 2011 to 96% at March 31, 2012.
    - The impact of the SpeeCo relocation is not quantified.
    - The increase in accounts receivable of 69% and the increase in inventories of 51% during 2011 far surpassed the increase in sales of 36%.

    Therefore, in future filings, please quantify days sales outstanding and inventory turnover, or other similar monitoring measures you may use, and discuss material variances therein. Also, explain to us and disclose in future filings: i) why the receivables ratio increased and address the impact of aging variances and any changes in customer payment terms and in revenue recognition policies in the context of days sales outstanding and ii) the extent to which the SpeeCo relocation impacted the inventory ratio and why an inventory buildup was needed for the relocation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief